

May 19, 2011

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

      Re: **General Electric Company**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 001-00035

Dear Mr. Sherin:

We have reviewed your response letter dated May 5, 2011 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7 – Management's Discussion and Analysis, page 27

Impaired Loans – Debt, page 58

1.   Please revise the section in future filings to provide a narrative similar to your response to our prior comment 3 describing the changes in TDRs and how their collateral values impacted the need for specific reserves under GAAP.

Item 8 – Financial Statements and Supplementary Data, page 86

Note 8. Goodwill and Other Intangible Assets, page 128

2.   Please refer to prior comment 4. We note your response to our comment that as the
        disposition of BAC constituted a sale of a portion of a reporting unit, you were required
        to allocate goodwill of the reporting unit to the carrying value of BAC in determining the
        gain on disposal in accordance with ASC 350-20-35-52 through 53. Please confirm for
        us that BAC was integrated into the reporting unit after its acquisition and thus was not
        subject to the requirements of paragraphs 35-54 and 35-55 of FASB ASC 350-20.

3.   Additionally, we note from your response to prior comment 4, that you recognized a tax
        benefit of $288 million. Please explain to us the facts and circumstance that caused you
        to recognize this tax benefit, supported with the authoritative literature, which supports
        your accounting.

Investments in Unconsolidated Variable Interest Entities, page 184

4.   We note your response to prior comment 7 and 8. Given that your obligation to absorb
        losses through your partnership interest of $935 million, loans and advances of $4,855
        million, revolving credit facility of $2,431 million, and letter of credit and guaranty
        facilities of $600 million is disproportionately greater than your stated power to direct the
        activities of PTL that most significantly impact PTL's economic performance; the fact
        that GECC through the Advisory Committee consults with and advises PTLC with
        respect to the business of PTL; and that GECC provides loans and letter of credit and
        guaranty facilities at favorable terms and rates as compared to market terms and rates
        provided to unrelated third party customers, please address the following:

        • Please explain to us in detail how you considered the aforementioned in assessing
          whether you or GECC had the power to influence or direct PTLC in directing the
          activities of PTL that most significantly impact PTL's economic performance.
        • Please provide us with a comparison of your maximum exposure to loss as a result of
          this investment in PTL to PTL's total capitalization in debt and equity at December
          31, 2010.

Part III, page 194

Item 11. Executive Compensation, page 194

5.   Please confirm that you will include the substantive portions of your response to prior
        comment 10, indicating that the amount of the annual bonus and stock option grants are
        determined at the discretion of the compensation committee and providing more detail as
        to how that discretion was applied, in your future filings to the extent then applicable.

Form 8-K filed January 31, 2011

6.   We note your response to prior comment 11. Please provide us the calculation supporting the five year average income from continuing operation before income taxes figure of $20,055 million noted in your response. As part of the response, please include appropriate reconciliations of the income from continuing operations before income tax figures utilized in the above calculation to the amounts included in the Selected Financial Data included in your December 31, 2009 Form 10-K for each year presented.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3412 if you have questions on other comments.

                                                Sincerely,

                                                Amanda Ravitz
                                                Assistant Director